

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

September 14, 2017

<u>Via E-mail</u>
Luke H. Paladino
Trust Division
U.S. Bank National Association
1700 Farnam Street
Omaha, Nebraska 68102

   Re: **Kiewit Royalty Trust**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed March 30, 2017
      File No. 000-10810

Dear Mr. Paladino:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ John Reynolds

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel and Mining